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                               September 14, 2020

       Irene Lyu
       Vice President of Corporate Finance
       Yatsen Holding Ltd
       32-35, 38/F, Poly Midtown Plaza
       No.23 East Xuanyue Street, Haizhu District
       Guangzhou 510330
       People   s Republic of China

                                                        Re: Yatsen Holding Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August
18, 2020
                                                            CIK No. 0001819580

       Dear Ms. Lyu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. Please discuss where you deem appropriate in your Prospectus Summary that you are a foreign private issuer
and that you are subject to different filing and disclosure obligations as compared to domestic
issuers. We note your disclosure on page 75 in this regard.
       What we have achieved, page 2

   2. Please balance your discussion regarding your revenue growth with disclosure about your net profits/losses.
Please also discuss any significant known trends in your revenue (e.g.,
 Irene Lyu
FirstName LastNameIrene  Lyu
Yatsen Holding Ltd
Comapany 14,
September NameYatsen
              2020    Holding Ltd
September
Page  2   14, 2020 Page 2
FirstName LastName
         whether you expect the rate of growth to continue). Expand your discussion throughout your registration as necessary, including in your Management's Discussion and Analysis and Business sections.
Corporate History and Structure, page 6

3. We note that you operate a portion of your business through a variable interest entity structure. Please expand your disclosure here to discuss the significance of your VIE structure and the risks associated with it.
4. Please revise your graph to indicate where each of your offshore entities were organized.
We may lose the ability to use and enjoy assets held by our VIE, page 54

5. Please expand your risk factor to discuss what portion of your assets are held by your VIE.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies, page 61

6. We note that you "may make loans to [y]our PRC subsidiaries and VIE and its subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount." Please expand your disclosure here, in your Use of Proceeds section, and anywhere else you deem appropriate to quantify the amount that you will be able to loan or otherwise transfer to your PRC subsidiaries and VIE and its subsidiaries.
Our dual-class voting structure will limit your ability to influence corporate matters, page 68

7. Based on your bracketed risk factor here, it appears that you may have a dual class share structure. Should you have a dual share class, please prominently disclose in your
         Prospectus Summary the dual class structure and the implications it may have for investors.
Capitalization, page 82

8. On page F-45 you noted that total unrecognized compensation expense relating to the
         Founders    restricted shares was RMB 233,631 as of December 31, 2019.
As all of these
         shares will vest immediately upon the IPO, regardless of the vesting schedule, please tell us why this is not reflected as a pro-forma adjustment to your accumulated deficit in the capitalization table.
9. We noted that you have issued a significant amount of options to management and other key employees which are subject to both service and performance conditions, with the performance condition being the occurrence of an initial public offering. Please tell us why the share-based compensation related to the awards that have satisfied the service condition is not reflected as a pro-forma adjustment to your accumulated deficit in the capitalization table.
 Irene Lyu
Yatsen Holding Ltd
September 14, 2020
Page 3
         In addition, tell us if there are any other performance conditions, other than the occurrence of an initial public offering, for options that are subject to both service and performance conditions.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Fair Value of Options, page 116

10. Please add disclosure that estimates will not be necessary to determine the fair value of ordinary shares for new awards once the shares begin trading. Fair value of ordinary shares, page 117

11. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Notes to the Consolidated Financial Statements
Footnote 2 - Significant Accounting Policies
(p) Mezzanine equity, page F-18

12. Please definethe term "qualified initial public offering" that would cause the automatic conversion of the Preferred Shares.
General

13. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Gary Newberry at (202) 551-3761 or Sasha Parikh at (202) 551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at (202) 551-3257 with any other questions.



FirstName LastNameIrene Lyu                                    Sincerely,
Comapany NameYatsen Holding Ltd
                                                               Division of
Corporation Finance
September 14, 2020 Page 3                                      Office of Life
Sciences
FirstName LastName